

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 24, 2015

<u>Via E-mail</u>
Mr. Thomas W. Bennet, Jr.
Chief Financial Officer
TRC Companies, Inc.
21 Griffin Road North
Windsor, Connecticut 06095

  RE: **TRC Companies, Inc.**
    Form 10-K for the Year Ended June 30, 2014
    Filed September 10, 2014
    File No. 1-9947

Dear Mr. Bennet:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ John Cash

          John Cash
          Accounting Branch Chief